SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

30 January 2020

Prudential plc appoints Shriti Vadera to succeed Paul Manduca as Chair

Prudential plc ("Prudential") announces that Shriti Vadera will join its Board as a Non-Executive Director and a member of its Nomination & Governance Committee on 1 May 2020. She is expected to succeed Paul Manduca as Chair of the Board and of its Nomination & Governance Committee on 1 January 2021.

Mr Manduca joined Prudential's Board in 2010 and became Chairman in 2012.

Shriti Vadera is currently Chair of Santander UK Group Holdings plc and Senior Independent Director of international mining company BHP Group plc. She has also served as a Non-Executive Director at global pharmaceuticals group AstraZeneca plc. In addition to her extensive boardroom experience, Shriti Vadera has acted as a strategic adviser to investors and governments.

She will step down from her roles at Santander UK Group Holdings plc and BHP Group plc before becoming Chair of Prudential.

Philip Remnant, Prudential's Senior Independent Director, who led the appointment process for the new Chair, said: "I am delighted that we have secured such a high-calibre individual. Shriti Vadera was the unanimous choice of the Board following a rigorous assessment of external and internal candidates from around the world. She has senior boardroom experience at complex organisations with extensive international operations, and strong strategic and financial services experience."

Paul Manduca, Prudential's Chairman, said: "Shriti Vadera is an excellent choice for the future Chair. I look forward to working with her on the Board and during the transition to her becoming Chair."

Shriti Vadera said: "It is an honour to be asked to join the Board and to become Chair next year. Prudential combines the highest standards of governance with a strong brand and a dynamic business model. I look forward to working with colleagues and other stakeholders as Prudential continues to focus on fast-growing markets in Asia."

Mike Wells, Prudential's Group Chief Executive, said: "I am delighted that Shriti Vadera will be joining the Board and will become Chair next year. I look forward to working with her and the rest of the Board as Prudential continues to develop and deliver on our promises to our stakeholders."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to Editors:

About Shriti Vinodkant Vadera
Shriti Vadera began her career in investment banking with SG Warburg/UBS in 1984, where she focused on markets in Asia, Africa and South America. She was a member of the UK Government's Council of Economic Advisers from 1999 to 2007, advising on domestic and international issues including the UK Government's response to the Asian financial crisis. She was a Minister in the UK Government from 2007 to 2009 in the Department for International Development, Cabinet Office and Department for Business, Innovation and Skills, working on issues such as the UK Government's response to the global financial crisis and its Presidency of the G20. Shriti Vadera was a Senior Adviser to the Korean Presidency of the G20 from 2009 to 2010. She also acted as an adviser to investors and governments - including Temasek, the global investment company headquartered in Singapore - on strategy and markets, the Eurozone crisis, the banking sector and debt restructuring from 2010 to 2014. She was a Non-Executive Director of AstraZeneca plc from 2011 to 2018. She became a Non-Executive Director of BHP Group plc in 2011 and was appointed Senior Independent Director in 2015. Shriti Vadera was appointed Chair of Santander UK Group Holdings plc in 2015 and was Chair of the European Financial Services Chairmen's Advisory Committee from June 2016 to January 2019. She was a Trustee of Oxfam from 2000 to 2005. She holds a degree in Philosophy, Politics and Economics from the University of Oxford. Age 57.

Shareholding
Shriti Vadera holds no interest in any shares of Prudential plc.

Length of service
Non-Executive Directors are usually appointed for an initial three-year term. They are typically expected to serve for two three-year terms, although the Board may invite them to serve for an additional period.

Remuneration
Non-Executive Directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

Shriti Vadera's annual fee at appointment as a Non-Executive Director will consist of a basic fee of £99,000 and an additional fee of £15,000 for membership of the Nomination & Governance Committee.

Regulatory disclosures
The search process was conducted by the Nomination & Governance Committee, led by the Senior Independent Director, Philip Remnant.

Shriti Vadera is considered independent for the purposes of the UK Corporate Governance Code and under the Hong Kong Listing Rules.

Shriti Vadera will also join the Board of Prudential Corporation Asia Limited, a wholly owned subsidiary of Prudential, on 1 May 2020. Following the change of Group-wide supervisor in October 2019 to the Hong Kong Insurance Authority, the composition of the Board of Prudential Corporation Asia Limited mirrors the Prudential Board.

Paul Manduca will step down as a Director of Prudential plc and Prudential Corporation Asia Limited on 31 December 2020.

Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 January 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary